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                             December 14, 2022

       Bill Chen
       Chief Executive Officer
       LBBB Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LBBB Merger Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 14,
2022
                                                            File No. 333-268343

       Dear Bill Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 14, 2022

       Summary of the Proxy Statement/Prospectus
       The Parties to the Business Combination, page 22

   1. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany14,
December  NameLBBB
              2022     Merger Corp.
December
Page  2   14, 2022 Page 2
FirstName LastName
Risk Factors
Risk Related to Nature's Miracle's Business and Industry, page 41

2. We note that you are "setting up a manufacturing facility of grow lights in Manitoba,
         Canada and may set up additional manufacturing and assembly facilities in North
         America." We also note that as of June 30, 2022, Megaphoton, a Chinese grow light manufactured accounted for 81% of your vendor purchases. Please add risk factor disclosure to discuss the potential risks that may arise by transitioning from low cost
         Chinese manufacturing to higher cost U.S. and Canadian manufacturing.
3. We note that a significant portion of Nature's Miracle's products are purchased from
         Megaphoton, Inc., a manufacturer of grow lights in China. Please add a risk factor that discloses the risks to investors of having your primary supplier based China.
Our reliance on a limited base of suppliers for our products may result in disruptions to our business..., page 48

4. We note that during the fiscal years 2021 and 2020 your five largest suppliers accounted for 95% and 97% of your total dollar volume of the transactions between all of your suppliers. We also note that Metaphoton, Inc. accounted for 46% and 69% of total vendor purchases for the same periods, respectively. To the extent that you are dependent on one or more suppliers, please identify the supplier(s) and describe the material terms of any material agreements with these suppliers.
Proposal No. 3 The Merger Proposal
The Merger and Merger Consideration, page 82

5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Background of the Business Combination, page 89

6. We note your disclosure that "The private units are identical to the units sold in the IPO, except that the private warrants are not redeemable so long as they are held by the
         purchaser or its permitted transferees.    We also note your risk
factor disclosure on page
         65 indicating that "The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the LBBB Units, including with respect to redeemability." Please revise this inconsistency or advise.
Summary of NMI Financial Analysis, page 95

7. We note your disclosure that there are "assumptions and estimates underlying the prospective financial information..." Please quantify and expand your discussion of the assumptions and estimates that formed the basis for the financial projections.
 Bill Chen
LBBB Merger Corp.
December 14, 2022
Page 3
Material U.S. Federal Income Tax Consequences, page 115

8. We note that LBBB intends that the Reincorporation will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code. Given the
         parties' representation that U.S. Holders of Lakeshore securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Reincorporation, revise to include counsel's tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K.
Business of Nature's Miracle
Our Core Competitive Strengths
Our Products, page 129

9. We note your disclosure that "[you] are a global provider of equipment for the CEA industry." We also note that "[you] primarily serve the North American market" and "have developed a robust customer base in the U.S. and Canada." Please quantify the portion of your revenues that are generated outside of North America.
Nature's Miracle's Management's Discussion and Analysis ...
Results of Operations, page 143

10. It is unclear to us how the combination of Visiontech and Hydroman, as discussed on pages 144 and 145, resulted in increased revenue, cost of revenue, and selling, general and administrative expenses. Please revise Nature's Miracle's results of operations discussion, in accordance with Item 303(b)(2) of Regulation S-K to provide clarity and to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of Nature's Miracle's net income.
11. In the discussion of Nature's Miracle's results of operations multiple factors are identified as impacting your results of operations but no quantification of the contribution of each factor to the material changes in the various line items were provided. For instance, on page 144, Nature's Miracle attributes an increase in revenues mainly due to startup of its
       Hydroman business and to fast light industry growth without quantifying the related revenue growth arising therefrom. You also broadly attributed increases in costs of revenues and general and administrative expenses mainly to several factors, which were not quantified. Please refer to Item 303(b) of Regulation S-K and revise throughout to discuss qualitatively and quantitatively such factors effecting material changes in line
FirstName LastNameBill Chen
       items, including where material changes within a line items offset one another. In
Comapany    NameLBBB
       addition,         Merger
                  you should     Corp.
                             remove   vague terms such as mainly in favor of
specific
       quantifications.
December   14, 2022 Page 3
FirstName LastName
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany14,
December  NameLBBB
              2022     Merger Corp.
December
Page  4   14, 2022 Page 4
FirstName LastName
12. It appears from the disclosures on page F-28, that Visiontech and Hydroman purchased in excess of 75% on Nature's Miracle's cost of goods sold from a current and a former related party: UniNetGlobal, Inc. and Megaphoton. Further, we note from the penultimate paragraph of page F-14 that "all purchases from UniGlobal Inc. are products originally manufactured by MegaPhoton, Inc." In light of Nature's Miracle's reliance on these two venders, tell us and disclose the following:
             The extent to which Nature's Miracle expects to source products and materials from these two vendors to support future operations;
             The planned timeline for transitioning of product sourcing from China to North
              American manufacturing operations;
             Any agreements and/or commitments to continue to source products from these vendors in the future;
             The nature of the products supplied by these two venders, for example whether finished goods and/or raw material are purchased;
             The extent to which you expect future North American manufacturing operations to rely upon Chinese sources for raw materials and work-in-progress;
             Whether or not the acquisition costs of such products approximated competitive prices offered by third parties, and if not how any material price discounts and/or
              premiums provided impacted Nature's Miracle's results from operations and
             How transitioning from a low cost manufacturing environment such as China to higher cost manufacturing environments in North American may affect your future
              results.
Liquidity and Capital Resources, page 145

13. We note that Nature's Miracle's accounts receivable balance appears to have significantly increased at December 31, 2021 and then again at June 30, 2022. We further note that
         Nature's Miracle, Visiontech, and Hydroman entered into five factoring arrangements subsequent to June 30, 2022. Please revise Nature's Miracle's discussion of liquidity and capital resources in accordance with Items 303(b)(1) and 303(b)(1)(i) of Regulation S-K.
         Analyze Nature's Miracle's ability to generate and obtain adequate amounts of cash to meet its short and long term requirements and plans. Identify known trends, commitments, and uncertainties, such as those related to accounts receivable aging and collections that will result in and/or that are reasonably likely to result in Nature's
         Miracle's income from operations increasing or decreasing in a material way. Include a discussion of all factoring agreements and/or debt agreements entered into up to the date of the filing.
14. Further, clearly address and quantify the cost of Nature's Miracle's factoring arrangements and their impact on Nature's Miracle's future cash flows from receivables as amounts borrowed are repaid. Address the reasons why Nature's Miracle's customers are slow to pay amounts due and whether and when management expects receivables collection to improve.
 Bill Chen
LBBB Merger Corp.
December 14, 2022
Page 5
15. Please expand Nature's Miracle's discussion of its liquidity to address the cash flow requirements related to its set-up of a Canadian manufacturing facility, as well as its intended expansion into North American manufacturing.
16. We note based on disclosure on page F-16 that on August 27, 2022, Upland 858, LLC entered into an assignment and assumption of unsecured promissory note with Zhiyi
         Zhang, Vartor Vahe Doudakian and Yang Wei (collectively    Assignees
). Please disclose
         the effect the promissory note assignment and assumption had on your financial statement. Disclose the business reason for entering into this assignment and assumption.
Notes to Unaudited Pro Form Condensed Combined Financial Statements, page 164

17. With regard to your adjustment (E), you state that "based on Merger Agreement, the
         aggregate number of shares of PubCo issued to Nature   s Miracle   s
common stock holders
         will be adjusted as an aggregate value of $230,000,000 net of any Closing Net
         Indebtedness (as defined in the Merger Agreement), and then divided by $10.00 per share.
         This effect is not adjusted in the Pro Forma statements." Disclose the potential effect of this adjustment and why it is not presented in your pro forma financial statements.
         Disclose if any new debt will be entered into in conjunction with this transaction. Tell us how you considered Item 11-01(a)(8) of Regulation S-X regarding showing the effect of potential indebtedness in your pro forma financial statements. Financial Statements
Nature's Miracle, Inc.
Consolidated and Combined Statements of Cash Flows for the Six Months Ended June 30, 2022,
page F-5

18. Please explain why the consolidation of Upland 858 LLC and a reverse merger resulted in
         $1,459,253 and $239,139 cash inflow from investing activities. Refer to your basis in accounting literature.
Note 2 - Basis of Presentation and Summary of significant accounting policies Variable interest entity, page F-7

19. Please disclose when you determined Upland 858 LLC to be a variable interest entity
FirstName LastNameBill Chen
       that should be consolidated. Explain how you came to that conclusion. Refer to your
Comapany
       basisNameLBBB     Merger
             in accounting        Corp.We note, according to your audited
financial statements,
                           literature.
       Upland
December        858 LLC
           14, 2022  Pagewas
                          5 not considered a variable interest entity as of
December 31, 2021.
FirstName LastName
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany14,
December  NameLBBB
              2022     Merger Corp.
December
Page  6   14, 2022 Page 6
FirstName LastName
Note 9 - Equity, page F-13

20. Tell us how you accounted for the April 15, 2022 subscription agreement where you raised net proceeds of $394,000. We do not see this transaction in your consolidated financial statements.
Note 1 - Nature of business and organization, page F-23

21.      We note your statement that, "On June 1, 2022, Nature   s Miracle,
Inc. entered into the
         Share Exchange Agreements with the shareholders of Visiontech Group,
Inc.
         (   Visiontech   , a California Company) and Hydroman, Inc. (
Hydroman   , a California
         Company), resulting in the shareholders of Visiontech and Hydroman becoming
         the shareholders of Nature   s Miracle and Nature   s Miracle becoming
the 100%
         shareholder of Visiontech and Hydroman. The Company treated the transaction as a reverse merger. Post reverse merger, shareholders of Visiontech and Hydroman own 40%
         and 29% respectively of Nature   s Miracle, Inc." In this regard:
             Referring to your basis in accounting literature, tell us why you accounted for these
              transactions as a reverse merger. We note there appears to be two transactions, one with Visiontech and one with Hydroman. We also note neither Visiontech nor
              Hydroman shareholders own more that 50% of Nature's Miracle Inc. post acquisition.
             Revise your corporate structure on page 140 to clearly disclose shareholders of
              Visiontech and Hydroman and their ownership interest in Nature's Miracle, Inc.
             Your corporate structure on page 140 refers to acquisitions on May
2022 not June
              2022. Please explain or revise accordingly.
22. We note that the Share Exchange agreement was entered into on June 1, 2022. It also appears from the disclosure in the second paragraph of page F-23 that common control of
         Visiontech and Hydroman was established upon consummation of the combination of those two with Nature's Miracle, Inc. Tell us and disclose when the combination transaction closed and control of Visiontech and Hydroman passed to Nature's Miracle.
         Referring to your basis in accounting literature, tell us your consideration of how the combinations with Visiontech and Hydroman was to be accounted for. Identify for us any common ownership and/or common management that existed between Visiontech and
         Hydroman prior to the combination transaction.
Note 2 - Basis of Presentation and Summary of significant accounting policies Leases, page F-26

23. Clarify for us when and how Nature's Miracle adopted ASC 842 - Leases. Disclosure on page 148 states that Nature's Miracle adopted ASC 842 on March 31, 2022. Disclosures on page F-26 seems to indicate ASC - 842 was adopted earlier, no later than January 1,
         2020.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany14,
December  NameLBBB
              2022     Merger Corp.
December
Page  7   14, 2022 Page 7
FirstName LastName
Note 9 - Equity, page F-29

24. We note you received contributions of $40,000 and $100,000 during 2021 and 2020, respectively without issuing additional equity in the company. Please disclose who contributed the cash and the business reason for the contributions.
Note 10 - Concentration of risk, page F-30

25. We note that almost 80% of your purchases were made from two related parties and over
         80% of your accounts payable were due to those two related parties:
Megaphoton and
         Uninet Global for the year ended December 31, 2021 and at December 31, 2020, respectively. Further, we note from the penultimate paragraph of page F-14 that "all purchases from UniGlobal Inc. are products originally manufactured by MegaPhoton,
         Inc." In light of Nature's Miracles apparent dependence on these two suppliers, tell us and disclose all material agreements, understandings and contracts between Nature's Miracle,
         Visiontech, and Hydroman and these two suppliers. Further, in light of Zhiyi
         Zhang's continuing involvement in Uninet Global, tell us whether Nature's Miracle or its shareholders are or have been actively involved in the operations and/or management of
         Megaphoton and/or Uninet Global.
General

26. Please discuss your sponsor's, officers' and directors' roles at Lakeshore Acquisition I
         Corp. and any related conflicts of interest.
27. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany14,
December  NameLBBB
              2022     Merger Corp.
December
Page  8   14, 2022 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Inessa
Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Giovanni Caruso